FORM 11-K

(Mark One)

(X)     ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
        SECURITIES EXCHANGE ACT OF 1934
        For the years ended December 31, 2000

                                OR

( )     TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE
        SECURITIES EXCHANGE ACT OF 1934


                         Commission file number 0-10436


L. B. Foster Company Retirement Savings Plan for Non-Union Hourly Employees
---------------------------------------------------------------------------
(Full title of the plan and the address of the plan, if different from that of the issuer named below)

                              L. B. FOSTER COMPANY
                               415 Holiday Drive
                              Pittsburgh, PA 15222
---------------------------------------------------------------------------
(Name of issuer of the securities held pursuant to the Plan and the address of principle executive office)

                                    Contents

Report of Independent Auditors .....................................3

Audited Financial Statements

Statements of Net Assets Available for Benefits.....................4
Statements of Changes in Net Assets Available for Benefits..........5
Notes to Financial Statements ......................................6


Other Financial Information

Schedule H, Line 4(i)--Schedule of Assets (Held at End of Year).....13

Signatures..........................................................14

Exhibit Index.......................................................15

                         Report of Independent Auditors

Plan Administrator
L. B. Foster Company
Retirement Savings Plan for
   Non Union Hourly Employees

We have audited the accompanying statements of net assets available for benefits of L. B. Foster Company Retirement Savings Plan for Non-Union Hourly Employees as of December 31, 2000 and 1999, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2000 and 1999, and the changes in its net assets available for benefits for the years then ended, in conformity with accounting principles generally accepted in the United States.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of assets held at end of year as of December 31, 2000 is presented for purpose of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

                                                    /s/Ernst & Young LLP

May 21, 2001

                              L. B. Foster Company
                           Retirement Savings Plan for
                           Non-Union Hourly Employees

                 Statements of Net Assets Available for Benefits


                                                 December 31
                                          2000                1999
                                    ---------------------------------------

Assets
Investments at fair value                $1,326,645          $1,261,948
Participant loans                            87,666              91,022
                                    ---------------------------------------
                                          1,414,311           1,352,970

Receivables:
   Employee                                  12,452              13,977
   Employer                                   2,529               3,191
                                    ---------------------------------------
                                             14,981              17,168
                                    ---------------------------------------
Net assets available for benefits        $1,429,292          $1,370,138
                                    =======================================


See accompanying notes.

                              L. B. Foster Company
                           Retirement Savings Plan for
                           Non-Union Hourly Employees

           Statements of Changes in Net Assets Available for Benefits


                                            Year ended December 31,
                                             2000              1999
                                      -------------------------------------


Additions:
   Investment (loss) income:
     Interest and dividends               $     95,403      $     77,053
     Net realized/unrealized
       (depreciation) appreciation
       in investment fair value               (118,709)           80,981
                                      -------------------------------------
   Total investment (loss) income              (23,306)          158,034

   Contributions:
     Employee                                  164,611           143,292
     Employer                                   34,786            20,315
                                      -------------------------------------
   Total contributions                         199,397           163,607
                                      -------------------------------------
                                               176,091           321,641

Deductions:
   Benefit payments                            116,937           136,775
                                      -------------------------------------
                                               116,937           136,775
                                      -------------------------------------

Increase in net assets
  available for benefits                        59,154           184,866
Net assets available for
  benefits, beginning of year                1,370,138         1,185,272
                                      -------------------------------------
Net assets available for
  benefits, end of year                     $1,429,292        $1,370,138
                                      =====================================


See accompanying notes.

                              L. B. Foster Company
                           Retirement Savings Plan for
                           Non-Union Hourly Employees

                          Notes to Financial Statements

                                December 31, 2000


1. Description of Plan

The following brief description of the L. B. Foster Company Retirement Savings Plan for Non-Union Hourly Employees (the Plan) is provided for general information purposes only. Participants should refer to the summary plan description as amended on January 1, 1999 for more complete information.

General

The Plan is a defined contribution plan extended to all non-union hourly employees of L. B. Foster Company (the Company) who have attained age 18 and are employed at locations specified by the Plan. The L. B. Foster Company Employee Benefits Policy and Review Committee, appointed by the Board of Directors of the Company, collectively serves as the plan administrator. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA), as amended.

Contributions

Contributions under the Plan are made by both the participants and the Company. A participant may elect to make deferred savings contributions on a pretax basis ranging from 2% to 10% of annual compensation subject to Internal Revenue Code limitations. A participant who elects to make deferred savings contributions of at least 5% can also elect to make additional voluntary contributions on an after-tax basis provided, however, that the sum of the deferred savings and voluntary employee contributions does not exceed 15% of the participant's annual compensation. Participant and company contributions are invested in accordance with participant elections.

Beginning the first of the month following twelve months of employment, eligible employees of Grand Island, Nebraska; Pueblo, Colorado; Petersburg, Virginia; and Rail Take-up shall have a company matching contribution of fifty cents for every dollar contributed by the employee on the first 4% to 6% of annual compensation, based upon years of service, as defined by the Plan. Beginning the first of the month following twelve months of continuous employment, eligible employees of the Georgetown, Massachusetts facility shall have a company matching contribution of fifty cents for every dollar contributed by the employee, up to the first 5% of the employee's compensation. This matching contribution will only be made if the employee contributes to the Plan. For all other participants, the Company provides a contribution of twelve cents per eligible hour worked. The Company's contributions may be reduced by any forfeitures which accumulate. Forfeitures of $7,668 and $12,850 were utilized to reduce company contributions in 2000 and 1999, respectively. At December 31, 2000 and 1999, forfeitures of $7,820 and $26, respectively, were available to reduce future company contributions.

Vesting

A participant's vested interest in the Plan on any date is equal to the sum of the values of (a) that portion of the participant's account attributable to the participant's contributions and (b) that portion of the participant's account attributable to the Company's contributions multiplied by the applicable vesting percentage plus or minus related earnings (losses). Participants are 100% vested in the Company's contributions after five years of eligible service or attaining age 65.

Notwithstanding the above, a participant who terminates from the Plan by reason of retirement, disability or death is fully vested in his participant account.

Distributions

Normal retirement age is 65. Early retirement age is 55, provided that the participant has at least five years of service. In addition, a participant may obtain an early retirement distribution prior to reaching age 55, provided that the participant will turn 55 in the year distribution occurs and that the participant has completed at least five years of service.

As provided by the Plan, the distribution to which a participant is entitled by reason of normal, early, or disability retirement, death, or termination of employment may be made in the form of a direct rollover, annuity, cash, or partly in cash and partly as an annuity. The amount of such distribution is equal to the participant's vested account balance on the valuation date.

Withdrawals

In the event of hardship and subject to certain restrictions and limitations, as defined by the plan document, a participant may withdraw his vested interest in the portion of his account attributable to deferred savings contributions and related earnings.

Participants' Accounts

Each participant's account is credited with the participant's pretax and voluntary contributions, the participant's allocable share of company contributions, and related earnings of the funds. Participants' accounts may be invested in 10% increments into any of the mutual funds available under the Plan at the direction of the participant.

Loans

A participant may obtain a loan from the vested portion of his account, subject to spousal consent, if applicable. The loan proceeds (subject to a minimum of $1,000 and a maximum of $50,000) are deducted from the participant's account and are repaid by means of payroll deductions. Loans are required to be repaid within 60 months from the date on which the loan is originally granted and may be prepaid without penalty at any time. The repayment period for a loan that is obtained for purchasing a primary residence may be as long as 360 months. The loan carries an interest rate computed at the prime rate plus one-half percent. The interest rate is computed on the date the loan is requested and remains fixed for the full term of the loan.

Plan Termination

Although it has not expressed any intention to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. Should the Plan be terminated, participants will become fully vested in their accounts, and the assets of the Plan would be distributed to the participants based on their individual account balances as determined under the plan provisions.

2. Summary of Significant Accounting Policies

Valuation of Investments

Mutual fund values are based on the underlying investments in securities. Mutual fund securities traded on security exchanges are valued at the latest quoted sales price. Securities traded on a national securities exchange are valued at the last reported sales price on the last business day of the plan year. Securities traded in the over-the-counter market and listed securities for which no sale was reported on that date are valued at the average of the last reported bid and ask quotations. Loans receivable from participants are valued at cost which approximates fair value.

Realized gain or loss includes recognized gains and losses on the sale of investments. Unrealized appreciation or depreciation represents changes in value from original cost. Dividend income is recorded on the ex-dividend date and interest income is accrued as earned.

As described above, the assets of the Plan are concentrated in mutual funds primarily consisting of stocks and bonds. Realization of amounts disclosed as net assets available for benefits is dependent on the results of these markets.

Basis of Accounting

The financial statements of the Plan are maintained on the accrual basis. Contributions receivable are recorded among the available investment options based upon the participants' aggregate investment allocations in effect at the end of the plan year.

Use of Estimates

The preparation of financial statements in accordance with accounting principles generally accepted in the United States requires management to make estimates that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Expenses

The Company, as provided by the Plan, pays expenses of the Plan. Expenses incurred to establish and maintain a loan are charged to the applicable participant.

3. Investments

Effective January 1, 1999, the Plan was amended to establish an investment option in which employees may invest contributions in L. B. Foster Company common stock. The Company has made the necessary filings with the appropriate regulatory agencies as a result of this amendment.

During 2000 and 1999, the Plan's investments (including investments bought, sold, and held during the year) appreciated (depreciated) in value as follows:


                                                                            December 31
                                                           2000                            1999
                                         ----------------------------------------------------------------------------
                                                                      Net                             Net
                                                                   Realized/                       Realized/
                                                Fair              Unrealized          Fair         Unrealized
                                               Market            Appreciation        Market       Appreciation
                                                Value           (Depreciation)       Value       (Depreciation)
                                         ----------------------------------------------------------------------------

Fidelity Investments:
   Magellan Fund*                             $   269,594         $ (35,226)      $   270,880       $28,470
   Equity Income Fund                              17,154                79            15,810          (529)
   Growth and Income Fund*                        259,779           (28,983)          240,897         6,680
   Government Securities Fund*                     94,118             4,714            72,183        (6,417)
   Asset Manager Fund                              39,463            (3,418)           33,196         1,288
   Managed Income Fund                             21,778                -             20,951             -
   Retirement Government Money Market
     Fund*                                        396,932                -            386,491             -
   U.S. Equity Index Fund*                         78,908            (8,987)           93,824        13,043
Janus Worldwide Fund*                             122,751           (37,201)          104,812        34,574
Warburg Pincus Emerging Growth Fund
                                                   25,976            (9,335)           22,050         3,993
L. B. Foster Company Common Stock Fund
                                                      192              (352)              854          (121)
                                         ------------------------------------------------------------------------
                                               $1,326,645         $(118,709)       $1,261,948       $80,981
                                         ========================================================================

*Investments with fair values representing 5% or more of the Plan's assets at December 31, 2000 and 1999.

4. Income Tax Status

The Plan has received a determination letter from the Internal Revenue Service
(IRS) dated April 22, 1996, stating that the Plan is qualified under Section 401(a) of the Internal Revenue Code of 1986 (the Code) and, therefore, the related trust is exempt from taxation. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The Plan was amended subsequent to the IRS determination letter. The plan administrator believes the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes that the Plan is qualified and the related trust is tax-exempt.

5. Transactions with Parties-in-Interest

Certain trustee, accounting, and administrative expenses relating to the maintenance of participant records and the Plan's administration are absorbed by the Company.

                              L. B. Foster Company
                           Retirement Savings Plan for
                           Non-Union Hourly Employees

                             EIN 25-1324733 Plan 012

         Schedule H, Line 4(i)--Schedule of Assets (Held at End of Year)

                                December 31, 2000


        Identity of Issue, Borrower,                                                Shares      Fair Market
          Lessor, or Similar Party                Description of Investment          Held          Value
--------------------------------------------------------------------------------------------------------------

Fidelity Investments*:
   Magellan Fund                              Equities                                 2,260      $   269,594
   Equity Income Fund                         Equities                                   321           17,154
   Growth and Income Fund                     Equities                                 6,171          259,779
   Government Securities Fund                 Government obligations                   9,536           94,118
   Asset Manager Fund                         Equities, money market, bonds            2,346           39,463
   Managed Income Fund                        Guaranteed investment contracts         21,778           21,778
   Retirement Government Money Market         Government obligations, money
     Fund                                       market securities                    396,392          396,932
   U.S. Equity Index Fund                     Equities                                 1,686           78,908
Janus Worldwide Fund                          Equities                                 2,159          122,751
Warburg Pincus Emerging Growth Fund           Equities                                   724           25,976
                                                                                               ---------------
Total mutual funds                                                                                  1,326,453

L. B. Foster Company Common Stock Fund        Common stock                                77              192
                                                                                               ---------------
                                                                                                    1,326,645

Outstanding participant loans                 Participant loans, interest rates
                                                 ranging from 8.25% to 9.5%,
                                                 various maturities ranging
                                                 from 1 year to 20 years                               87,666
                                                                                               ---------------
                                                                                                   $1,414,311
                                                                                               ===============

*Party-in-interest

                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the members of the Administrative Committee of the Plan have duly caused this Annual Report to be signed on its behalf by the undersigned hereunto duly authorized.


                                          L. B. Foster Company
                                          Retirement Savings Plan for
                                          Non-Union Hourly Employees
                                          -----------------------------------
                                           (Name of Plan)

June 26, 2001                             By: /s/Lee B. Foster II
                                          -----------------------------------
                                          Lee B. Foster II
                                          Chairman and Chief Executive Officer

EXHIBIT INDEX

Exhibit Number                  Description
--------------                  ------------------------------------------
       23                       Consent of Independent Auditors